

July 8, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: **Miami International Securities Exchange, LLC ("MIAX")**
         Amendment 2026-14 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2026-14 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit M – Updated member list

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/08/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
      Telephone: 609-897-7300; Facsimile: 609-987-2210

26000327

5. Provide the name, title and telephone number of a contact employee:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      609-897-7315

6. Provide the name and address of counsel for the applicant:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      Miami International Securities Exchange, LLC
      7 Roszel Road, Suite 1A
      Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
      ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: July 8, 2026   By: _____
                                                   Barbara J. Comly
                                                   EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 8th day of July, 2026.

Jane Post
Notary Public of the State of New Jersey
Commission Number 2067735
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of July 1, 2026, including the information set forth in items 1-6 above.


ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 3/7/2013

Membership Activities:

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600

Chicago   IL   60604

Tele #: (312) 994-4640

Approval Date: 4/17/2017

Membership Activities:

Primary Lead, Lead, Reg Mkt Maker/Order Entry

International Tele #

SEC #: 8- 68957

CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center

350 N. St. Paul, Suite 1300

Dallas   TX   75201

Tele #: (214) 765-1100

Approval Date: 11/18/2015

Membership Activities:

Clearance

International Tele #

SEC #: 8- 23522

CRD #: 13071

AXOS CLEARING LLC

15950 West Dodge Road - Suite 300

Omaha   NE   68118

Tele #: (402) 384-6100

Approval Date: 4/11/2022

Membership Activities:

Clearance

International Tele #

SEC #: 8- 53595

CRD #: 117176

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100

Chicago   IL   60606

Tele #: (312) 893-3750

Approval Date: 8/1/2022

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 66612

CRD #: 132605

BMO CAPITAL MARKETS CORP.

151 W. 42nd Street, 9th Floor

New York   NY   10036

Tele #: (212) 885-4000

Approval Date: 10/10/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 34344

CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue

New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 4/21/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 32682

CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park

New York   NY   10036

Tele #: (646) 743-2734

Approval Date: 11/1/2018

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami   FL   33131
Tele #: (312) 395-2100

Approval Date: 12/7/2012

Membership Activities:
Primary Lead/Lead/Reg. Mkt Maker/Order Entry/Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York   NY   10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York   NY   10006
Tele #: (646) 738-4066

Approval Date: 4/1/2024

Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago   IL   60606
Tele #: (312) 986-2006

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago   IL   60661
Tele #: (312) 542-1000

Approval Date: 8/31/2015

Membership Activities:
Market Maker
International Tele #

SEC #: 8- 51241
CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400
Chicago   IL   60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014

Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 47762
CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York   NY   10007
Tele #: (212) 293-1444

Approval Date: 3/29/2017

Membership Activities:
Market Maker/Order Entry
International Tele #

SEC #: 8- 68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago   IL   60606
Tele #: (312) 244-3300

Approval Date: 8/26/2014

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019
Tele #: (212) 310-9500

Approval Date: 3/27/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
Tele #: (203) 618-5710

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
Tele #: (212) 272-2000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:
Primary Lead, Lead Mkt Maker/Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:
Primary Lead, Lead Mkt Maker/Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
Tele #: (212) 284-2300

Approval Date: 9/15/2014

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 12/9/2019

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago   IL   60603
Tele #: (312) 334-8000

Approval Date: 12/7/2012

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 48255
CRD #: 38455

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 15869
CRD #: 8209

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago   IL   60602
Tele #: (312) 260-3052

Approval Date: 6/3/2024
Membership Activities:
Market Maker/Order Entry
International Tele #

SEC #: 8- 67867
CRD #: 146991

OPTIMAL MARKET TECHNOLOGIES, LLC

1 World Trade Center, Suite 47M
New York   NY   10007
Tele #: (929) 506-5036

Approval Date: 6/1/2026
Membership Activities:
Order Entry - Elect.
International Tele #

SEC #: 8- 71367
CRD #: 336439

OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago   IL   60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 66083
CRD #: 128030

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago   IL   60604
Tele #: (312) 444-8000

Approval Date: 7/22/2015
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 8-50422
CRD #: 43773

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago   IL   60605
Tele #: (312) 692-5000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

STG SECURITIES LLC

250 West 55th Street
New York   NY   10019
Tele #: (646) 868-1720

Approval Date: 11/18/2025
Membership Activities:
Market Maker, Elect.
International Tele #

SEC #: 8- 70947
CRD #: 322438

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 47034
CRD #: 35874

TD SECURITIES (USA) LLC

One Vanderbilt Avenue
New York   NY   10017
Tele #: (212) 827-7000

Approval Date: 7/18/2025

Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 36747
CRD #: 18476

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York   NY   10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 68090
CRD #: 148960

UBS SECURITIES LLC

11 Madison Avenue
New York   NY   10010
Tele #: (203) 719-3000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CAPITAL LLC

8th Floor
199 Water St
New York   NY   10038
Tele #: (732) 848-0093

Approval Date: 7/9/2025

Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 69479
CRD #: 171810

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York   NY   10006
Tele #: (800) 544-7508

Approval Date: 8/18/2025

Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8- 68193
CRD #: 149823

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth   MN   55447
Tele #: (952) 345-6611

Approval Date: 5/13/2015

Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 66988
CRD #: 136196

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles   CA   90017
Tele #: (213) 688-8090

Approval Date: 12/7/2012

Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

D1086-060

Charlotte   NC   28202

Tele #: (704) 410-1913

Approval Date: 4/11/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65876

CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65336

CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 12/7/2012

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 47484

CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

222 W. Adams Street, Suite 450

Chicago   IL   60605

Tele #: (312) 235-0320

Approval Date: 11/28/2018

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65860

CRD #: 126201

Total BD Firms 49